

Mail Stop 3561

January 20, 2010

Via Fax & U.S. Mail

Mr. W. Brian Olson, Chief Financial Officer
Quantum Fuel Systems Technologies Worldwide, Inc.
17872 Cartwright Road
Irvine, California 92614

>   **Re: Quantum Fuel Systems Technologies Worldwide, Inc.**
>   **Form 10-K for the fiscal year ended April 30, 2008**
>   **Filed July 3, 2008**
>   **File No. 000-49629**

Dear Mr. Olson:

We have reviewed your response letter dated January 19, 2010 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Draft Annual Report on Form 10-K for the fiscal year ended April 30, 2009

Financial Statements page F-1
Notes to Consolidated Financial Statements, page 8
Note 11. Long-term Debt, page 29

1.   Please revise the proposed disclosures in response to our prior comment 7 to
        reflect the correct modification date of Term Note B as May 30, 2008, rather than
        May 30, 2009 as the proposed disclosure currently reads.

2.   We note your response to our prior comment 7. However, based on your
        response, it is unclear why the amendments to Term Note B, effective May 30,
        2008 gave rise to a fair value for the multiplier at your fiscal year end of April 30,
        2009. Although the terms were modified such that the revised terms now
        provided that the multiplier feature applied to both prepayments and demands for
        repayment, if such prepayments could not be made prior to January 16, 2010, it is
        unclear why the embedded derivative associated with the multiplier feature had
        any fair value at April 30, 2009. Please tell us and revise the notes to the
        company's financial statements to explain why the embedded derivative
        associated with the multiplier had a fair value at April 30, 2009 when its
        provisions would not be applicable prior to January 16, 2010.

Note 17. Fair Value Measurements, page 50

3.   We note your response to prior comment 9. However, we continue to believe that
        the derivative liability associated with the warrants should be presented as a
        current liability since the warrants are currently exercisable and could require
        cash settlement due to events which are outside of the company's control, and are
        therefore similar in nature to a demand obligation. Please note that we do not
        believe the likelihood or probability that cash settlement will be required within
        the next twelve months should be a consideration in determining the related
        balance sheet classification. Please revise your balance sheet presentation
        accordingly for each balance sheet presented. Your selected financial data should
        be similarly revised for all years for which the warrants were outstanding and
        currently exercisable.

****

Mr. W. Brian Olson, CFO
Quantum Fuel Systems Technologies Worldwide, Inc.
January 20, 2010
Page 3

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

        Linda Cvrkel
        Branch Chief